SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated May 5, 2005, entitled “ViryaNet Reports its Fourth Fiscal Quarter and Full-Year 2004 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: May 6, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company dated May 5, 2005, entitled “ViryaNet Reports its Fourth Fiscal Quarter and Full-Year 2004 Financial Results”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS ITS FOURTH FISCAL QUARTER

AND FULL-YEAR 2004 FINANCIAL RESULTS

Southborough, Mass. — May 5, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced financial results for its fourth quarter and full-year 2004. The results for the full-year 2004 have been affected by the restatement that was previously announced by the Company on March 17, 2005 and the related changes in the Company’s accounting for revenue recognition. All references to the results for 2003 are as restated.

For the fiscal year 2004, total revenues were $11.9M, compared to $12.0M in fiscal year 2003. The net loss for fiscal year 2004 was $4.2M, or $0.85 per basic and diluted share, compared to a net loss of $1.7M, or $0.55 per basic and diluted share for fiscal year 2003. The results for the fiscal year 2004 include the affect of the restatement on certain software license transactions recorded during 2003, whereby approximately $0.5M of revenue related to 2003 transactions that was previously restated from 2003 has been recorded as revenue at the time payment was collected in 2004. In addition, approximately $1.5M of revenue previously recorded in Q3 2004 has been deferred in light of the related changes in the accounting for revenue recognition, and will be recorded as revenue when payment is collected.

Total revenues for the fourth quarter, ended December 31, 2004, were $2.1M, a 29% decrease from $3.0M recorded for the fourth quarter of 2003.

For the fourth quarter of 2004, the Company reported a net loss of $2.2 million, or $0.41 per basic and diluted share, compared to a net loss of $0.4M, or $0.11 per basic and diluted share for the fourth quarter of 2003.

Software license revenues for the fourth quarter of 2004 decreased to $0.1M, 91% lower than the $1.0M recorded for the fourth quarter of 2003. Software license revenues comprised 4% of total revenue for the fourth quarter of 2004, compared to 34% for the fourth quarter of 2003.

The Company reported a gross profit of $0.4M for the fourth quarter of 2004, or 17% of total revenues, compared to a gross profit of $1.5M, or 49% of total revenues for the fourth quarter of 2003.

The Company’s cash position on December 31, 2004 was $2.9M, compared to $3.2M on September 30, 2004. The Company’s short and long-term bank debt position on December 31, 2004 was $2.8M, compared to $1.7M on September 30, 2004. During the fourth quarter of 2004, the Company increased its short-term debt with Bank Hapoalim by $1.4M, and paid its quarterly long-term loan payment of $0.3M.

The Days of Sales Outstanding (DSO) at the end of the fourth quarter of 2004 was 62 days.

“ViryaNet’s fiscal year 2004 was a challenging year with disappointing financial results,” stated Paul V. Brooks, president and CEO, ViryaNet. “These results were impacted, particularly in the fourth quarter, by longer than-expected sales processes, variability in the timing of the closing of deals, and the effect of the deferral of certain revenues, as mentioned above.

“The year in general, however, was also marked with accomplishments. There are three areas that deserve focus: our strategic activities, our marketplace, and our operations.

“Concerning our strategic activities, the addition of Utility Partners was the most significant area of progress. With this acquisition, ViryaNet added a considerable number of existing customers and an employee base skilled with utilities knowledge and product development expertise. These additions give us an excellent foundation for growing our business and improving our product functionality for all of our target markets.

“Our marketplace is demanding. In every sales situation, we face the challenges of tight customer budgets, knowledgeable and justifiably demanding customer executives, and aggressive competitors. In that environment, we made progress in several key areas.

•	Our market share in the North American utility industry was increased both by the Utility Partners’ existing customer base and with significant new-license contracts, including ones with the Las Vegas Valley Water District, Jackson Energy Authority and Duquesne Light Company.

•	We expanded our activity in the Asia/Pacific region with the addition of two new resellers and a new center of excellence.

•	In the telecommunications marketplace, a sector that continues to be very important to us, we won new deals, including Birch Telecom and Penn Telecom.

•	We completed our implementation at Publix, which established our product leadership in the retail/grocery market with our facilities management solution.

“All of these position us well for the coming year, as has been seen with our early 2005 successes.

“Regarding our operations, we’ve restructured key areas within our management organization. The new organization clarifies management accountability in all aspects of Company. We are revamping many of our processes, and we expect that this will positively impact our performance. Utilizing both the ViryaNet and Utility Partners development staffs, we shipped product releases of both Service Hub and WorkUP in 2004, and have already shipped another new release in 2005.

“In 2005, we will continue with our strategies to expand our market share worldwide, with the help of increasingly capable partners. Our primary areas of industry focus will continue to be utilities, telecommunications, and retail/grocery. Operationally, we will focus on improved project results and the implementation of our product development roadmap. Our commitment is to deliver the highest quality, most functionally rich mobile workforce management solutions in the world.”

2004 Accomplishments

2004 saw significant accomplishments, including:

New Sales

Either through its direct sales force or through the efforts of partnerships, ViryaNet welcomed several new customers, including: Singapore Power, EDS, the Las Vegas Valley Water District, Jackson Energy Authority, Birch Telecom, and Penn Telecom. In addition, several UP customers, including Central Maine Power, Aquila, Montana-Dakota Utilities, Co., and Teresan, purchased new licenses.

New Partnerships

The Company expanded its partnership network and extended its distribution capabilities in the Asia Pacific region by forging strategic relationships with eWise, located in Australia; Freewill, located in Thailand; and Power Automation, located in Singapore.

UP Acquisition

On July 29, 2004, the Company acquired Utility Partners, Inc. of Tampa, Florida, a mobile workforce management company with approximately 20 customers. ViryaNet worked diligently during the balance of the year to integrate staff and operations, roll out a comprehensive product integration plan, and increase its concentration of sales and marketing efforts in the utility market segment while continuing to focus on the immediate and long-term needs of UP’s installed base of customers.

Customer Implementations

Several of ViryaNet’s customers rolled out ViryaNet Service Hub, including: Publix Supermarkets, Spencer Technologies, LoJack, EDS, News America Marketing, Frontier Communications, Louisville Water, Orange, Aquila, MUD, Duquesne, MDU, and Dominion Resources.

Leadership

The Company appointed Paul V. Brooks as its new president and CEO. Mr. Brooks brings 25 years of senior management and leadership experience to the company, serving in past executive positions at Utility Partners, Inc., Pivotal, Inc., and IBM Corporation.

Product and Solutions

In addition to issuing several product releases during the year that improved the functionality, multilingual capabilities, and usability of Service Hub, the Company’s R&D organization delivered a J2EE-compliant version of the product, as well as upgraded the product to the latest version of Mapquest, a high-performance mapping, routing, geocoding, and spatial searching engine, which drives the location component of ViryaNet Service Hub. The ViryaNet R&D organization also embarked on a major initiative to combine the code lines from Utility Partners WorkUP product with ViryaNet Service Hub. The resulting product, to be completed in 2006, will offer rich functionality and an evolutionary migration path, serving all of the Company’s target industries.

Q1 2005 Earnings Advisory

The Company expects that the changes made should result in improved financial and operational performance beginning with the first quarter of 2005. The Company expects to issue its financial results for the first quarter of 2005 on May 31, 2005.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the utility, telecommunications, grocery and retail, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003 (as restated)	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,087	$2,943
Trade receivables, net	2,047	1,446
Other accounts receivable and prepaid expenses	986	889

Total current assets	8,120	5,278

SEVERANCE PAY FUND	638	735

PROPERTY AND EQUIPMENT, NET	630	310

OTHER ASSETS AND DEFERRED CHARGES, NET	2,842	8,075

Total assets	$12,230	$14,398

VIRYANET LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003 (as restated)	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$908	$1,513
Current maturities on long-term loan	1,036	1,045
Trade payables	905	1,118
Deferred revenues	1,304	2,729
Other accounts payable and accrued expenses	2,907	2,334

Total current liabilities	7,060	8,739

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	1,307	261
Convertible notes	—	2,500
Accrued severance pay	1,077	1,220

Total long-term liabilities	2,384	3,981

SHAREHOLDERS’ EQUITY
Share capital	1,108	1,312
Additional paid-in capital	105,725	108,511
Deferred stock compensation	(102)	(50)
Accumulated other comprehensive loss	(353)	(348)
Accumulated deficit	(103,592)	(107,747)

Total shareholders’ equity	2,786	1,678

Total liabilities and shareholders’ equity	$12,230	$14,398

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2003 (as restated)	2004	2003 (as restated)	2004
Revenues:
Software licenses	$1,022	$90	$4,102	$3,114
Maintenance and services	1,993	2,050	7,857	8,806

Total revenues	3,015	2,140	11,959	11,920

Cost of revenues:
Software licenses	206	11	482	288
Maintenance and services	1,317	1,757	4,996	6,741

Total cost of revenues	1,523	1,768	5,478	7,029

Gross profit	1,492	372	6,481	4,891

Operating expenses:
Research and development, net	382	674	2,098	2,069
Sales and marketing	979	1,091	4,109	4,387
General and administrative	482	596	1,907	2,180
Provision for doubtful accounts	—	—	40	—
Amortization of deferred stock compensation	20	23	20	92

Total operating expenses	1,863	2,384	8,174	8,728

Operating loss	(371)	(2,012)	(1,693)	(3,837)
Financial expenses, net	(57)	(195)	(311)	(318)
Other income	—	—	350	—

Net loss	$(428)	$(2,207)	$(1,654)	$(4,155)

Basic and diluted net loss per share	$(0.11)	$(0.41)	$(0.55)	$(0.85)

Weighted average number of shares used in computing basic and diluted net loss per share	3,813,034	5,413,718	3,048,319	4,888,062

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